UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

BARINGS BDC, INC.

(Name of Subject Company (Issuer))

BARINGS BDC, INC.

(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

06759L 103

(CUSIP Number of Class of Securities)

Eric Lloyd

Chief Executive Officer

Barings BDC, Inc.

300 South Tryon Street, Suite 2500

Charlotte, North Carolina 28202

(704) 805-7200

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Richard Goldberg

Gregory Schernecke

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

(212) 698-3500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$50,000,000	$6,225

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for cash, for an aggregate purchase price of not more than $50,000,000 in value of shares of common stock, par value $0.001 per share, of Barings BDC, Inc.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2018, equals $124.50 per million dollars of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form or Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Barings BDC, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in Maryland that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (“Barings BDC” or the “Company”), to purchase for cash, for an aggregate purchase price of not more than $50,000,000, the Company’s shares of common stock, par value $0.001 per share (the “Shares”), at a price specified by the tendering stockholders of not greater than $11.72 or less than $10.20 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated August 7, 2018 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal, respectively, as each may be amended or supplemented from time to time, is hereby incorporated by reference in response to certain items of this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information under the heading “Summary Term Sheet” included in the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is Barings BDC, Inc. The address and telephone number of the issuer’s principal executive offices are: 300 South Tryon Street, Suite 2500, Charlotte, North Carolina 28202 and (704) 805-7200.

(b) Securities. The subject securities are Barings BDC’s shares of common stock, par value $0.001 per share. As of August 6, 2018, there were 56,186,025 Shares issued and outstanding.

(c) Trading Market and Price. Information regarding the trading market and price of the Shares is incorporated herein by reference from the Offer to Purchase under the heading “Section 8—Price Range of Shares; Distributions.”

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The filing person and subject company to which this Schedule TO relates is Barings BDC, Inc. The address and telephone number of Barings BDC is set forth under Item 2(a) above. The names of the directors and executive officers of Barings BDC are as set forth in the Offer to Purchase under the heading “Section 10—Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of Barings BDC is c/o Barings BDC, Inc., 300 South Tryon Street, Suite 2500, Charlotte, North Carolina 28202.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Section 1—Number of Shares; Purchase Price; Odd Lots; Proration,” “Section 2—Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals,” “Section 3—Procedures for Tendering Shares,” “Section 4—Withdrawal Rights,” “Section 5—Purchase of Shares and Payment of Purchase Price,” “Section 7—Conditions of the Offer,” “Section 9—Source and Amount of Funds,” “Section 11—Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares,” “Section 14—Material U.S. Federal Income Tax Consequences” and “Section 14—Extension of the Offer; Termination; Amendment.” There will be no material differences in the rights of the remaining security holders of the Company as a result of this transaction.

(b) Purchases. None of our directors, executive officers or, to our knowledge, any of our affiliates intend to tender any of their Shares in the Offer. Therefore, the Offer will increase the proportional holdings of our directors, executive officers and affiliates. See “Section 2—Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals” of the Offer to Purchase.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. Information regarding agreements involving Barings BDC’s securities is incorporated herein by reference from the Offer to Purchase under the heading “Section 11—Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares.” Except as set forth therein, the Company does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Company and any other person with respect to the Company’s securities.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the heading “Section 2—Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals.”

(b) Use of Securities Acquired. Information regarding the treatment of Shares acquired pursuant to the Offer is incorporated herein by reference from the Offer to Purchase under the heading “Section 2—Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals.”

(c) Plans. Information regarding any plans or proposals is incorporated herein by reference from the Offer to Purchase under the headings “Section 2—Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals,” “Section 8—Price Range of Shares; Distributions,” and “Section 11—Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares.”

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 9—Source and Amount of Funds.”

(b) Conditions. There are no material conditions to the financing discussed in paragraph (a) above. In the event the primary financing plans fall through, the Company does not have any alternative financing arrangements or alternative financing plans.

(d) Borrowed Funds. The Company does not intend to use any borrowed funds to finance the Offer.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information under the heading “Section11—Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions. The information under the heading “Section 11—Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information under the headings “Summary Term Sheet” and “Section 16—Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. Not applicable. The consideration offered to security holders consists solely of cash. The Offer is not subject to any financing condition, and Barings BDC is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

(b) Pro Forma Financial Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information under the heading “Section 11—Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

(2) The information under the heading “Section 13—Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) None.

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated August 7, 2018.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 7, 2018.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 7, 2018.

(a)(1)(F)	Notice of Withdrawal of Tender for Individual Investors (other than DTC Participants).

(a)(1)(G)	Notice of Withdrawal of Tender for Brokers, Dealers, Banks, Trust Companies and other Nominees and DTC Participants.

(a)(1)(H)	Summary Advertisement, dated August 7, 2018.

(a)(5)(A)	Press release issued August 7, 2018.

(a)(5)(B)	Email to Financial Advisors, dated August 7, 2018.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2018

BARINGS BDC, INC.

By:	/S/ JONATHAN BOCK
Name:	Jonathan Bock
Title:	Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 7, 2018.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 7, 2018.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 7, 2018.

(a)(1)(F)	Notice of Withdrawal of Tender for Individual Investors (other than DTC Participants).

(a)(1)(G)	Notice of Withdrawal of Tender for Brokers, Dealers, Banks, Trust Companies and other Nominees and DTC Participants.

(a)(1)(H)	Summary Advertisement, dated August 7, 2018.

(a)(5)(A)	Press release issued August 7, 2018.

(a)(5)(B)	Email to Financial Advisors, dated August 7, 2018.